Exhibit 99.1

CEO INCREASE IN INDIVIDUAL SHAREHOLDING TO 11.2%

LONDON, December 18, 2023 (GLOBE NEWSWIRE) – VivoPower International PLC (NASDAQ: VVPR, “VivoPower”, the “Company”) has announced that Executive Chairman and CEO, Kevin Chin, is increasing his individual shareholding in the Company by 125,000 shares, representing approximately 4% of the undiluted number of issued and outstanding shares of the Company. This is through a voluntary election to receive his CEO salary since 1 July 2023 in the form of ordinary shares in VivoPower and was approved by the Remuneration Committee.

The issuance of the ordinary shares to the CEO will be conditional upon the directors of VivoPower having first been granted sufficient authority to allot such number of shares pursuant to section 551 of the Companies Act 2006 by the shareholders of VivoPower at the 2023 Annual General Meeting of shareholders.

About VivoPower

VivoPower is an award-winning global sustainable energy solutions B Corporation company focused on electric solutions for customised and ruggedised fleet applications, battery and microgrids, solar and critical power technology and services. The Company’s core purpose is to provide its customers with turnkey decarbonisation solutions that enable them to move toward net-zero carbon status. VivoPower has operations and personnel in Australia, Canada, the Netherlands, the United Kingdom, the United States, the Philippines, and the United Arab Emirates.

Forward-Looking Statements

This communication includes certain statements that may constitute “forward-looking statements” for purposes of the U.S. federal securities laws. Forward-looking statements include, but are not limited to, statements that refer to projections, forecasts or other characterisations of future events or circumstances, including any underlying assumptions. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements may include, for example, the anticipated impact that the events or transactions described in this communication may have on the Company and the expected returns therefrom. These statements are based on VivoPower’s management’s current expectations or beliefs and are subject to risk, uncertainty, and changes in circumstances. Actual results may vary materially from those expressed or implied by the statements herein due to changes in economic, business, competitive and/or regulatory factors, and other risks and uncertainties affecting the operation of VivoPower’s business. These risks, uncertainties and contingencies include changes in business conditions, fluctuations in customer demand, changes in accounting interpretations, management of rapid growth, intensity of competition from other providers of products and services, changes in general economic conditions, geopolitical events and regulatory changes, approval of resolutions at upcoming general meetings of shareholders and other factors set forth in VivoPower’s filings with the United States Securities and Exchange Commission. The information set forth herein should be read in light of such risks. VivoPower is under no obligation to, and expressly disclaims any obligation to, update or alter its forward-looking statements whether as a result of new information, future events, changes in assumptions or otherwise.

Contact

Shareholder Enquiries

shareholders@vivopower.com